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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NATIONAL HEALTHCARE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

6359 06 100

(Cusip Number)

Ira Sochet
1602 Micanopy Avenue
Miami, Florida 33133
(305) 858-2291

Copy to:
Louis R. Montello, Esquire
Montello & Torres, P.A.
777 Brickell Avenue, Suite 1070
Miami, Florida 33131
(305) 373-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6359 06 100

1.	Name of Reporting Person: Ira Sochet		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 726,666

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 726,666

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 726,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.2%

14.	Type of Reporting Person (See Instructions): IN

     This amendment to Schedule 13D (the “Amendment”) is filed as Amendment No. 1 to the Statement on Schedule 13D, dated April 2, 2004 (the “Schedule 13D”), filed on behalf of Ira Sochet (the “Reporting Person”) relating to the common stock of National Healthcare Corporation, a Delaware corporation.

     This Amendment reflects material changes in the Schedule 13D, as amended, such material changes being more fully reflected in Items 3 and 5 below.

Item 5. Interest in Securities of the Issuer.

     (a) As of the close of business on September 28, 2004, the Reporting Person beneficially owned an aggregate of 726,666 shares of Common Stock, which constituted approximately 6.2 percent of the 11,674,220 shares of Common Stock outstanding on July 31, 2004, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The 726,666 shares of Common Stock beneficially owned by the Reporting Person consist of 719,066 shares owned by the Reporting Person and 7,600 shares owned by Investors Risk Advantage L.P., a Delaware limited partnership (“IRA”).

     (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

     (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person since June 19, 2004. Unless otherwise indicated, all such transactions were effected for the account of the Reporting Person. All of such transactions were open market transaction effected through brokers.

	Number of Shares		Approximate
Date	Purchased(P)/Sold(S)		Price Per Share
06/18/2004	200	(P)	$26.31
06/25/2004	4,100	(P)	$26.71
06/25/2004	600	(P)	$26.88 *
06/28/2004	700	(P)	$26.71
07/01/2004	4,100	(P)	$26.55
07/09/2004	5,500	(P)	$26.31
07/12/2004	600	(P)	$26.75
07/13/2004	6,300	(P)	$26.56
07/14/2004	600	(P)	$26.56
07/15/2004	300	(P)	$26.56
07/21/2004	1,800	(P)	$26.65
07/22/2004	900	(P)	$26.60
07/23/2004	900	(P)	$26.65
07/23/2004	200	(S)	$26.03
07/26/2004	6,400	(P)	$26.74

	Number of Shares		Approximate
Date	Purchased(P)/Sold(S)		Price Per Share
07/27/2004	300	(P)	$26.20
07/28/2004	2,000	(P)	$25.88
07/29/2004	3,500	(P)	$25.84
08/05/2004	1,200	(P)	$26.44
08/06/2004	1,700	(P)	$26.47
08/09/2004	1,800	(P)	$26.66
08/10/2004	366	(P)	$26.52
08/11/2004	6,900	(P)	$26.47
08/12/2004	4,700	(P)	$26.49
08/17/2004	3,800	(P)	$27.20
08/18/2004	3,300	(P)	$26.82
08/19/2004	6,100	(P)	$26.78
08/23/2004	100	(S)	$27.10
08/24/2004	5,200	(P)	$26.92
08/30/2004	400	(P)	$26.98
08/30/2004	1,700	(P)	$26.99
08/31/2004	1,500	(P)	$26.83
09/01/2004	600	(P)	$26.81
09/02/2004	400	(P)	$26.80

*	Purchased by IRA.

     (d) Not applicable.

     (e) Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2004	/s/ IRA SOCHET
Ira Sochet